INTELGENX TECHNOLOGIES CORP.
6425 Abrams
Ville St. Laurent, Quebec H4S 1X9

July 20, 2007

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Gregory S. Belliston

Re:   IntelGenx Technologies Corp.
Registration Statement on Form SB-2
Filed June 11, 2007
File No. 333-143657

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of June 25, 2007 relating to the Registration Statement on Form SB-2 (the "Filing") of IntelGenx Technologies Corp. ("IntelGenx" or the "Company").

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

IntelGenx Technologies Corp.
July 20, 2007

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

  the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

  the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

  the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

  the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

IntelGenx Technologies Corp.
July 20, 2007

  the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  market price per share of the underlying securities on the date of the sale of that other security;

  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

IntelGenx Technologies Corp.
July 20, 2007

  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

5 . Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  the gross proceeds paid or payable to the issuer in the convertible note transaction;

  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

  the resulting net proceeds to the issuer; and

  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

IntelGenx Technologies Corp.
July 20, 2007

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

  the date of the transaction;

  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

IntelGenx Technologies Corp.
July 20, 2007

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

  the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

  whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position m the company’s stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

IntelGenx Technologies Corp.
July 20, 2007

Response:

The Filing has been revised accordingly. See "Additional Disclosures" in the amended Filing.

9. Please provide us, with a view toward disclosure in the prospectus, with:

  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company hereby confirms that a description of any relationships and arrangements between and among those parties already is presented in the amended Filing and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

IntelGenx Technologies Corp.
July 20, 2007

Response:

The Company determined the number of shares being registered by dividing the $1,500,000 aggregate principal amount of the debenture by the fixed conversion price of $0.70, which resulted in 2,142,857 conversion shares. In addition, the selling shareholders received warrants in an amount equal to the conversion shares.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

The requested information is set forth in the selling shareholders section of the Filing.

12. We note that you are registering the sale of 4,285,714 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

  The number of selling shareholders and the percentage of the overall offering made by each shareholder;

  The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

  Any relationships among the selling shareholders;

  The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

  The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

IntelGenx Technologies Corp.
July 20, 2007

  Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

Using the guidance provided in Interpretation D.29 of the Commission’s "Manual of Publicly Available Telephone Interpretations," and other relevant factors set forth above, the Company believes the transaction is appropriately characterized as a transaction eligible to be made on a shelf basis under Rule 415(a)(1)(i) due to the following reasons:

a) The shares being offered for resale are broadly disbursed among 15 different selling shareholders. One of the selling shareholders, Alpha Capital Anstalt, holds approximately 33% of the overall offering. No other selling shareholder holds more than 16% of the overall offering.

b) Each selling shareholder purchased their securities in an arm’s length transaction pursuant to a securities purchase agreement dated as of May 22, 2007.

c) At the time of the private placement, none of the selling shareholders was an affiliate of the Company. This conclusion is based on the fact that none of the selling shareholders is an officer, director, or 10% shareholder of the Company. In addition, each selling stockholder has contractually agreed to restrict their ability to convert their convertible debenture or exercise their warrants such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

d) Other than as follows, there are no relationships among the selling shareholders:

  Ronald Lazar and Anthony Polak are managing members of RL Capital Partners. Notwithstanding the foregoing, Anthony Polak participated in the private placement individually, and Ronald Lazar participated in the offering through an IRA account.

  Catharina Polak and Jack Polak are the parents of Frederick B. Polak and Anthony Polak. Frederick B. Polak and Anthony Polak each participated in the private placement individually. Jack Polak is the trustee of the Catharina Polak #2 Trust and the general partner of Domaco Venture Capital Fund.

e) The number of shares being offered represents less than 10% of the Company’s total capitalization (on a fully-diluted basis);

f) None of the selling shareholders is an NASD member broker-dealer. Further, each selling shareholder has represented to the Company as follows with respect the securities acquired in the private placement (the "Securities"): (i) it is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, (ii) it has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law, and (iii) it is acquiring the Securities in the ordinary course of its business.

IntelGenx Technologies Corp.
July 20, 2007

Notwithstanding the foregoing, two of the selling shareholders, Ronald Lazar and Anthony G. Polak are affiliated with Maxim Group LLC, an NASD member broker-dealer. However, the Company does not have any arrangement with Maxim Group LLC for it to act as a broker-dealer for the sale of the shares included herein for the selling stockholders.

g) The conversion price of the convertible notes is the same as the average market price of the Company’s common stock on the closing date of the transaction. As such, upon conversion of the notes, the selling shareholders will not be receiving a discount relative to the market price of the Company’s common stock on the closing date of the transaction.

Based on the foregoing, the Company believes it would be difficult to conclude that the selling shareholders in this transaction are acting as a conduit for the Company, or that this is a primary offering styled a secondary one.

However, notwithstanding the foregoing, in light of the number of shares being registered relative to the number of shares outstanding held by non-affiliates, the Company has adjusted the number of shares it is seeking to register to 2,142,857 shares. This number represents shares underlying the convertible debentures only, and excludes the shares underlying the warrants.

Based on the adjusted number of shares being registered, the dollar value of the shares registered (based on the average market price of the common stock on the closing date) is $1,500,000. By comparison, the Company received proceeds of $1,220,000 from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

Signatures, page 47

13. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form SB-2. If Taylor Hutchison, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Response:

The Filing has been revised accordingly.

IntelGenx Technologies Corp.
July 20, 2007

Please do not hesitate to contact the Company’s securities counsel, Richard Raymer of Hodgson Russ LLP, at (416) 595-5100 with any questions.

Sincerely,

Horst Zerbe
Title: Chief Executive Officer